TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Steve Carr (investors, analysts, media)
011-525-55-629-8718                                                     312-780-7211
jacinto.marina@tmm.com.mx                                         scarr@dresnerco.com

Carlos Aguilar, Deputy CEO and CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER 2018 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2018 Third-Quarter Results Include:

o	Accumulated operating profit of $1,166.2 million.
o	Debt decrease of $296.4 million.
o	$2,238.8 million stockholders' equity.

(Mexico City, October 26, 2018) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; "TMM" or the "Company"), a Mexican Maritime-management transportation and logistics company, today reported its financial results for the Third Quarter of 2018.

MANAGEMENT OVERVIEW
 "As a result of its proven experience Grupo TMM has continued adapting to the new condition of national and international markets, taking advantage of its effective client diversification strategy, cost optimization and revenue improvement," said José F. Serrano, chairman and chief executive officer of Grupo TMM. "We have also developed new strategies to improve performance in each business unit, and exploit the gradual energy sector reactivation in México. The Company also continues actively bid for new projects in the Mexican energy industry, focusing on hydrocarbons transportation, storage and distribution."
"Everything mentioned above allows the Company to develop expansion projects in Maritime Division and Ports and Terminals Division, to exploit the markets potential recovery," Mr. Serrano continued. "Grupo TMM also reaffirmed its commitment to strengthen its balance sheet, increase investment value of shareholders as well as commit itself to the welfare of its human capital, social responsibility and Mexico's economic development."
"As mentioned in previous filings, in December 2017 Grupo TMM Shareholders approved the Company's restructuring plan, where it was agreed to transfer 85 percent of the shares of TMM Division Maritima (TMMDM) to benefit holders of the Mexican Trust Certificates, due to The Strengthening Plan of the Mexican Trust Certificates Debt safeguarding bondholders' rights; since then Grupo TMM deconsolidated the corresponding liabilities of $11,802.5 million and assets of $8,344.0 million. It is also important to highlight that Grupo TMM continues to manage and operate TMMDM vessels through a maritime services agreement with TMMDM."

THIRD-QUARTER AND NINE-MONTH 2018 OPERATING AND FINANCIAL RESULTS
The following information in respect to 2017 includes the operations of TMMDM currently deconsolidated; therefore the comparison could be incommensurate.
Consolidated revenues in the 2018 third quarter were $370.5 million, compared to $607.3 million in the same period of 2017; it is important to mention a 68.8 percent increase in revenues in the Ports and Terminals Division, as well as a 3.3 percent increase in Warehousing Services. Consolidated revenues for the first nine months of 2018 were $1,166.2 million compared to $1,776.0 million for the same period of previous year.
Consolidated operating results in the 2018 third quarter reported a profit of $1.2 million, compared to a loss of $26.4 million in the 2017 third quarter. In the first nine-month period of 2018 the consolidated operating result reported a profit of $50.5 million, compared to $45.2 million loss in the same period of 2017.
Non-recurrent operations in the third quarter of 2018 were $2.0 million in expenses compared to income of $55.0 million for the same period of previous year. The first nine-month period of 2018 reported an income of $17.0 million compared to an income of $113.5 million for the same period of 2017.
Consolidated EBITDA in the 2018 third quarter was $19.0 million compared to $144.6 million recorded in the same period of the previous year. First nine-month 2018 consolidated EBITDA was $109.1 million compared to $394.0 million for the same period of 2017.
Maritime revenues in the third quarter of 2018 were $207.6 million compared to $492.9 million in the same period last year, mainly attributable to the effect of TMMDM´s deconsolidation, as well as an increase in income, including $29.2 million from the Shipyard and $25.6 million from the Bulk Carriers business, which mainly transports steel from Veracruz to Colombia. In the first nine-months of 2018 Maritime revenues were $699.3 million, compared to $1,411.3 million reported in the same period of the previous year, mainly due to the aforementioned deconsolidation effects, as well as improved rates in the Shipyard and an increase of clients from Bulk Carriers business and the effect in Parcel Tankers due to the hire of a newer vessel maximizing time and costs.
Third-quarter 2018 Maritime operating profit was $23.2 million compared to $14.1 million loss in the same period last year, attributable to TMMDM's deconsolidation and a better performance of Shipyard due to a larger number of projects performed with a better margin. During the first nine months of 2018, Maritime operating profit was $112.8 million compared to $14.2 million in the same period of 2017.
Maritime EBITDA in the third quarter of 2018 was $35.6 million, compared to $151.4 million for the same period of the previous year; Maritime EBITDA margin was 17.2 percent. During the first nine months of 2018 Maritime EBITDA was $156.1 million, compared to $436.7 million in the same period of last year. Maritime accumulated EBITDA margin in 2018 was 22.3 percent.
Ports and Terminals revenue increased 68.8 percent in the 2018 third quarter to $122.5 million compared to $72.6 million in the same period last year, mainly due to an improvement of $27.6 in its Port of Tuxpan primarily attributable to a higher volume of gravel, an increase of $8.4 million in the Maintenance and Repair segment attributable to a higher volume of operations, as well as the raise of $8.5 million income in API Acapulco due to an increase of cars volume and attended passengers. Ports and Terminals revenue for the first nine months of 2018 were $346.1 million, an increase of 34.9 percent, compared to $256.5 million reported in the same period of 2017.
Ports and Terminals operating profit in the third quarter of 2018 was $35.01 million compared to $1.6 million in the same period of 2017, the improvement of 33.5 million, mainly due to the performance in Port of Tuxpan as a result of the increase in gravel volumes and a higher number of car freighted in API Acapulco; partially offset by an increase of costs in the Maintenance and Repair of containers segment. During the first nine months of 2018, Ports and Terminals operating profit increased 113.9% percent to $72.9 million compared to $34.1 million during the first nine months of 2017.
In the third quarter of 2018, Ports and Terminals EBITDA was $38.4 million compared to $4.9 million in the same period of 2017; EBITDA margin was 31.3 percent. During first nine months of 2018 Ports and Terminals EBITDA improved $38.1 million to $82.0 million compared to $43.9 million in the same period 2017. First nine months 2018 EBITDA margin was 23.7 percent.
Warehousing Services revenue increased 11.6 percent to $120.8 million during first nine months of 2018 compared to $108.2 million in the same period of 2017, mainly attributable to improved operations by key clients.
Warehousing Services operation continues its trend of improving results, reported a loss of $2.9 million in the 2018 third quarter, in comparison to $5.4 million loss in the same period of 2017, due to the Company's cost optimization and client diversification strategy. During the first nine months of 2018, Warehousing Services reported a loss of $6.8 million compared to $22.7 million loss in the same period for the previous year. The Company continues to develop agricultural business segment supported by FIRA (federal government trust funds for rural development) and other financial institutions, having already done operations within this segment; in the same way we expect to incorporate new prospects in other segments such as steel and fuels.
DEBT
As of September 30, 2018, Grupo TMM's net debt was $253.3 million, with $216.3 million as short-term debt and cash of $348.9 million 2018 during 2018 third quarter. Consolidated EBITDA was $19.1 million in 2018 third quarter and $109.1 million in the first nine months of 2018, as well as its growing trend, allows and encourage the Company to cover its financial obligations and maintain free cash flow of $2.6 million and $58.2 million, respectively.

Total Debt*
– Millions of Mexican Pesos –
	To 09/30/18	To 12/31/17
Short Term Debt	$216.3	$502.4
Long Term Debt	385.9	396.2
Total Debt	$602.2	$898.6
Cash	348.9	461.6
Net Debt	$253.3	$437.0
Stockholders' Equity	$2,238.8	$2,229.1
Book value per share	$21.91	$21.81

*	Book Value

Headquartered in Mexico City, Grupo TMM is a Latin American Maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services, port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.
Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet
- Millions of Pesos -

	September 30,	December 31,
	2018	2017

Current assets:
Cash and cash equivalents	348.9	461.6
Accounts receivable
Accounts receivable - Net	366.4	408.7
Other accounts receivable	413.2	378.3
Prepaid expenses and others current assets	82.5	69.6
Total current assets	1,211.0	1,318.2
Property, machinery and equipment	2,849.2	2,994.3
Cumulative Depreciation	(388.9)	(358.7)
Property, machinery and equipment - Net	2,460.3	2,635.6
Other assets	205.5	170.4
Total assets	3,876.8	4,124.2

Current liabilities:
Bank loans and current maturities of long-term liabilities	216.3	502.4
Suppliers	189.0	169.1
Other accounts payable and accrued expenses	387.3	376.7
Total current liabilities	792.7	1,048.1
Long-term liabilities:
Bank loans	385.9	396.3
Deferred taxes	275.2	275.2
Other long-term liabilities	184.2	175.6

Total long-term liabilities	845.3	847.0
Total liabilities	1,638.0	1,895.2

Total stockholders´ equity	2,238.8	2,229.1

Total liabilities and stockholders´ equity	3,876.8	4,124.2
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Maritime	207.6	492.9	699.3	1,411.3
Ports and Terminals	122.5	72.6	346.1	256.5
Warehousing services	40.5	41.9	120.8	108.2
Revenue from freight and services	370.5	607.3	1,166.2	1,776.0
Maritime	(171.9)	(341.5)	(543.3)	(974.6)
Ports and Terminals	(84.1)	(67.7)	(264.1)	(212.6)
Warehousing services	(43.1)	(46.9)	(126.6)	(130.1)
Corporate and others	(0.1)	(0.1)	(0.4)	(0.3)
Cost of freight and services	(299.2)	(456.3)	(934.3)	(1,317.6)
Maritime	(12.5)	(165.5)	(43.2)	(422.5)
Ports and Terminals	(3.3)	(3.3)	(9.1)	(9.8)
Warehousing services	(0.3)	(0.3)	(1.0)	(0.9)
Corporate and others	(1.8)	(2.0)	(5.3)	(5.9)
Depreciation and amortization	(17.9)	(171.0)	(58.6)	(439.2)
Corporate expenses	(50.3)	(61.4)	(139.8)	(178.0)
Maritime	23.2	(14.1)	112.8	14.2
Ports and Terminals	35.1	1.6	72.9	34.1
Warehousing services	(2.9)	(5.4)	(6.8)	(22.7)
Corporate and others	(1.9)	(2.1)	(5.7)	(6.2)
Other (expenses) income - Net	(2.0)	55.0	17.0	113.5
Operating income (loss)	1.2	(26.4)	50.5	(45.2)
Financial (expenses) income - Net	(16.6)	(289.6)	(52.7)	(801.1)
Exchange gain (loss) - Net	(3.9)	(0.9)	13.7	13.0
Net financial cost	(20.5)	(290.5)	(39.0)	(788.1)
Loss) income before taxes	(19.3)	(316.9)	11.5	(833.3)
Provision for taxes	(0.7)	(287.4)	(1.8)	(290.1)
Net (loss) income for the period	(20.0)	(604.3)	9.7	(1,123.4)
Attributable to:
Minority interest	1.6	(2.1)	2.4	(2.3)
Equity holders of GTMM, S.A.B.	(21.6)	(602.2)	7.4	(1,121.1)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.2)	(5.9)	0.1	(11.0)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(0.2)	(5.9)	0.1	(11.0)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Cash flow from operation activities:
Net (loss) income for the period	(20.0)	(604.3)	9.7	(1,123.4)
Charges (credits) to income not affecting resources:
Depreciation & amortization	19.2	188.8	60.0	492.6
Deferred Taxes		280.2		279.6
Other non-cash items	26.2	220.1	41.0	672.6
Total non-cash items	45.5	689.0	101.0	1,444.8
Changes in assets & liabilities	9.1	(68.9)	(93.6)	(134.1)
Total adjustments	54.5	620.2	7.4	1,310.7
Net cash provided by operating activities	34.5	15.9	17.2	187.3

Cash flow from investing activities:
Proceeds from sales of assets	0.3	73.5	220.6	73.8
Payments for purchases of assets	(31.6)	(33.0)	(45.2)	(70.8)
Net cash (used in) provided by investment activities	(31.3)	40.6	175.4	3.0

Cash flow provided by financing activities:
Short-term borrowings (net)	(20.6)	(18.5)	(76.5)	(84.8)
Repayment of long-term debt	(10.5)	(34.6)	(215.7)	(305.9)
Net cash used in financing activities	(31.1)	(53.0)	(292.2)	(390.7)
Exchange effect on cash	(6.1)	2.7	(13.0)	(49.2)
Net decrease in cash	(34.1)	6.1	(112.6)	(249.6)
Cash at beginning of period	383.0	647.0	461.6	902.7
Cash at end of period	348.9	653.1	348.9	653.1
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.